EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.
Suite 900 – 570 Granville Street
Vancouver, BC V6C 3P1
Tel.: (604) 682-3701

INFORMATION CIRCULAR

AS AT AND DATED MAY 23, 2013

This Information Circular accompanies the Notice of the 2013 Annual General & Special Meeting (the “Meeting”) of shareholders of Avino Silver & Gold Mines Ltd. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by directors, officers or employees of the Company. Arrangements will also be made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of common shares of the Company (“Common shares”) pursuant to the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“National Instrument 54-101”).

The Canadian securities regulators have adopted new rules under National Instrument 54-101, effective for general meetings held on or after March 1, 2013, which permit the use of notice-and-access for proxy solicitation, instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials, including management information circulars, as well as annual financial statements, and related management's discussion and analysis, on a website in addition to SEDAR. Under notice-and-access, such meeting related materials will be available for viewing for up to one (1) year from the date of posting, and a paper copy of the material can be requested at any time during this period. The Company is not relying on the notice-and-access provisions of National Instrument 54-101 to send proxy related materials to registered shareholders or beneficial owners of shares in connection with the Meeting.

The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Common shares without par value. There is one class of shares only. There are issued and outstanding 27,433,934 Common shares. At a General Meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every shareholder present in person or represented by proxy shall have one vote for each share of which such shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than:.

Name	Number of Voting Securities	Percentage
Sprott Inc. (1)	4,774,600	17.40%

(1)
Sprott Inc. and Sprott Canadian Equity Fund have filed a Joint Schedule 13G in which they have indicated that they beneficially own 4,774,600 common shares. Percentage is based on the number of outstanding common shares as of May 23, 2013.

The directors have determined that all shareholders of record as of the 23rd day of May, 2013 will be entitled to receive notice of and to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notary certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the Head Office of the Company at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxy-holders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's transfer agent as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxy- holders named in the form and insert the Beneficial Holder's name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

I. Financial Statements

The audited financial statements of the Company for the year ended December 31, 2012, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102 “Continuous Disclosure Obligations”, shareholders will no longer automatically receive copies of financial statements unless a card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public on the SEDAR website at www.sedar.com and on the Company’s website at www.avino.com. Hard copies of the Audited Annual Financial Statements and Management Discussion and Analysis will be available to shareholders free of charge upon request.

II. Election of Directors

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. It is proposed that the number of directors for the ensuing year be fixed at five (5) subject to such increases as may be permitted by the Articles of the Company. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at five (5).

It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed pursuant to the Articles of the Company unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company’s Articles.

It is the intention of the Management designees, if named as proxy, to vote for the election of the said persons to the Board of Directors, unless the Shareholder has specified in its proxy that its Common shares are to be withheld from voting on the election of directors.

The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

NAME AND PRESENT OFFICE HELD	DIRECTOR SINCE	NUMBER OF SHARES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED AT THE DATE OF THIS INFORMATION CIRCULAR	PRINCIPAL OCCUPATION AND IF NOT AT PRESENT AN ELECTED DIRECTOR, OCCUPATION DURING THE PAST FIVE (5) YEARS
((2) (3) MICHAEL BAYBAK CA, USA Director	June 1990	64,700 (Directly)	Business and Financial Consultant.
ANDREW KAPLAN(1) (2) (3) NJ, USA Director	Sept 2011	9,375 (Directly)	Business Consultant
GARY ROBERTSON(1) (2) NB, CANADA Director	August 2005	45,000 (Directly) 77,900 (Indirectly)	Certified Financial Planner
DAVID WOLFIN BC, CANADA President, CEO and Director	October 1995	20,884 (Directly) 360,300 (Indirectly)	Mining Executive; Officer and/or Director of several reporting issuers.
(1) (2) (3) JASMAN YEE BC, CANADA Director	January 2011	44,643 (Directly)	Metallurgical Engineer

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Governance & Nominating Committee

All of the nominees are residents of Canada, except for Michael Baybak and Andrew Kaplan, who reside in the United States. The Company has an audit committee, Governance & Nominating Committee and Compensation Committee, the members of which are set out above.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, to the knowledge of the Company, no director or proposed director of the Company is, or has, within the ten years prior to the date of this Circular, been a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)
was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made aproposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

David Wolfin, a director and officer of the Company, was a director of Gray Rock Resources Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission (“BCSC”) on May 29, 2002 for failure to file financial statements. The order was revoked on January 10, 2005.

Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

To the knowledge of the Company, no proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

III. Appointment of Auditors

Management proposes the appointment of Manning Elliott, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Manning Elliott, Chartered Accountants have been the Company's Auditors since January 15, 2007.

In the absence of instructions to the contrary the shares represented by proxy will be voted in favour of a resolution to appoint Manning Elliott, Chartered Accountants, as Auditors of the Company for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of auditors.

IV. New Rolling Stock Option Plan

It is proposed to implement a new stock option plan to supersede and replace the existing stock option plan. The new stock option plan (the “Stock Option Plan” or “Plan”) will authorize the issuance of incentive stock options to eligible persons for up to an aggregate of 10% of the issued shares of the Company from time to time. The policies of the TSX Venture Exchange (the “Exchange”) require the approval of the Stock Option Plan by the Company’s "disinterested shareholders" (as defined below) on an annual basis and the NYSE-MKT Exchange requires shareholder approval for any material increase in the number of shares to be issued under the plan. There are currently 27,433,934 shares of the Company issued and outstanding, and therefore the current 10% threshold is 2,743,393 shares available for incentive stock option grants under the Stock Option Plan. Incentive stock options under the Stock Option Plan may be granted by the Board of Directors to eligible persons, who are directors, officers or consultants of the Company or its subsidiaries (if any), or who are employees of a company providing management services to the Company, or who are eligible charitable organizations. Stock options may be granted under the Stock Option Plan with a maximum exercise period of up to ten (10) years, as determined by the Board of Directors of the Company.

The Stock Option Plan will limit the number of stock options which may be granted to any one individual to not more than 5% of the total issued shares of the Company in any 12 month period (unless otherwise approved by the disinterested shareholders of the Company), and not more than 10% of the total issued shares to all insiders at any time or granted over any 12 month period. The number of options granted to any one consultant or person employed to provide investor relations activities in any 12 month period must not exceed 2% of the total issued shares of the Company. Any stock options granted under the Stock Option Plan will not be subject to any vesting schedule, unless otherwise determined by the Board of Directors or required by the policies of the Exchange.

Options under the Plan must be granted at an exercise price which is at or above the current discounted market price (as defined under the policies of the Exchange) on the date of the grant. In the event of the death or permanent disability of an optionee, any option granted to such optionee will be exercisable upon the earlier of 365 days from the date of death or permanent disability, or the expiry date of the option. In the event of the resignation, or the termination or removal of an optionee without just cause, any option granted to such optionee will be exercisable for a period of 90 days thereafter. In the event of termination for cause, any option granted to such optionee will be cancelled as at the date of termination.

A copy of the plan will be made available at the Company’s head office located at Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1, until 4:00 p.m. Pacific Standard Time on the business day immediately preceding the date of the Meeting.

The Stock Option Plan must be approved by a majority of the "disinterested shareholders" entitled to vote present in person or by proxy at the Meeting, and be accepted for filing by the Exchange. "Disinterested shareholders" mean all shareholders of the Company who are not directors, officers, promoters, or other insiders of the Company, or their associates or affiliates, as such terms are defined under the Securities Act (British Columbia).

To the knowledge of the Company, shareholders who are ineligible to vote on the approval of the Stock Option Plan and their respective shareholdings are as follows:

Name of Insider, Associate or Affiliate	Number of Shares
Michael Baybak	64,700
Gary Robertson	122,900
David Wolfin	381,184
Jasman Yee	44,643
Andrew Kaplan	9,375
Jose Carlos Rodriguez	50,000

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED that the Company’s Stock Option Plan be and is hereby approved.”

In the event that disinterested shareholder approval is not obtained at the Meeting, the Company will have a fixed stock option plan for up to 10% of the Company’s issued shares, and any existing option grants will not be affected.

V. Re-pricing of Insiders’ Stock Options

The Board of Directors have authorized the amendment of the exercise price of all outstanding stock options to a price of $1.02 per share, in order to more accurately reflect the current market price of the Company’s shares, otherwise the stock options do not and will not provide adequate incentive for the holders to diligently pursue the affairs of the Company. The policies of TSX Venture Exchange (the “Exchange”) require the approval of the disinterested shareholders to amend any insiders’ stock options. “Disinterested shareholders” mean any shareholders who are not directors, officers, or insiders of the Company, or their associates or affiliates.

Accordingly, at the Meeting disinterested shareholders will be asked to consider and, if thought fit, to pass with or without amendment the following ordinary resolution:

“The exercise price of the following insiders’ incentive stock options will be amended to $1.02 per share, effective immediately:

Name of Insider	Date of Grant	No. Shares under Option	Former Exercise Price	Expiry Date
Gary Robertson	Jan 18, 2011 Sept 30, 2011	100,000 60,000	$2.30 $2.00	Jan 18, 2016 Sept 30, 2016
Michael Baybak	Jan 18, 2011 Sept 30, 2011	100,000 40,000	$2.30 $2.00	Jan 18, 2016 Sept 30, 2016
Jasman Yee	Jan 18, 2011 Sept 30, 2011	100,000 60,000	$2.30 $2.00	Jan 18, 2016 Sept 30, 2016
Andrew Kaplan	Jan 18, 2011 Sept 30, 2011	5,000 40,000	$2.30 $2.00	Jan 18, 2016 Sept 30, 2016
Intermark Capital Corp.*	Jan 18, 2011 Sept 30, 2011	410,000 360,000	$2.30 $2.00	Jan 18, 2016 Sept 30, 2016
Malcolm Davidson	Jan 18, 2011 Sept 30, 2011	20,000 40,000	$2.30 $2.00	Jan 18, 2016 Sept 30, 2016
Carlos Rodriguez	Jan 18, 2011 Sept 30, 2011	25,000 30,000	$2.30 $2.00	Jan 18, 2016 Sept 30, 2016
Dorothy Chin	Jan 18, 2011 Sept 30, 2011	50,000 40,000	$2.30 $2.00	Jan 18, 2016 Sept 30, 2016

*Intermark Capital Corp. is a private BC corporation controlled by David Wolfin, CEO and President of the Company.

The Board of Directors recommends that you vote in favor of the above resolution, in order to ensure that the directors and officers of the Company have sufficient incentive to diligently pursue the business and affairs of the Company to the best of their ability. The above resolution is of course also subject to the normal filing requirements and restrictions imposed by the Exchange under its policies dealing generally with the re-pricing of stock options.

VI. Approval of Shareholders’ Rights Plan

At the Meeting, Shareholders will be asked to consider, and if appropriate, to approve, ratify and confirm the adoption of a Shareholders’ Rights Plan (the “Rights Plan”), the terms and conditions of which are set out in the Shareholder Rights Plan Agreement (the “Rights Agreement”) dated for reference April 22, 2013 between the Company and Computershare Investor Services Inc. (the “Rights Agent”). Copies of the Rights Agreement will be available for inspection by the Shareholders by request made to the Rights Agent or the Company, during normal business hours at any time up to the date of the Meeting, or at the Meeting.

Confirmation by the Shareholders

The Rights Plan will become effective when it was approved and adopted by the board of directors on April 22, 2013 (the “Effective Date”), subject to ratification of the Rights Plan by the Shareholders. It will continue in effect beyond the date of the date of the Meeting only if the independent Shareholders (as defined below) of the common shares vote at the Meeting to ratify and confirm the Rights Plan.

Recommendation of the Board of Directors

In adopting the Rights Plan, the board of directors considered the appropriateness of establishing a Shareholders’ rights plan and concluded, for the reasons set out below, that it was in the best interests of the Company and its Shareholders to adopt the Rights Plan. Accordingly, the board of directors recommends that the Shareholders vote in favour of the resolution submitted to the Meeting approving the Rights Plan. The Company has been advised that the directors and the officers of the Company intend to vote all common shares held by them in favour of the resolution to approve the Rights Plan.

Background and Purpose of the Rights Plan

The Rights Plan was designed to provide Shareholders with adequate time to properly assess the merits of a take over bid without undue pressure. One of the purposes of the Rights Plan is to permit competing take over bids to emerge prior to the expiration of a take over bid. The Rights Plan is designed to give the board of directors of the Company time to consider alternatives in maximizing for Shareholders the full and fair value for their common shares. The Rights Plan was not adopted by the board of directors in response to any particular acquisition proposal, and it is not designed to secure the continuance in office of the current management or directors of the Company. The adoption of the Rights Plan does not, in any way, lessen the duties of the board of directors to act honestly and in good faith with a view to the best interests of the Company and its Shareholders, and to act in accordance with such standards when considering a take over bid. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions, including take over bid for less than all the common shares of the Company. Accordingly, the Rights Plan may deter some take over bids, which the board considers discriminatory or unfair to Shareholders.

Under current provincial securities legislation, a take over bid is permitted to expire thirty-five (35) days after it is initiated. The board believes that this period may be insufficient for the Shareholders to evaluate a bid or for the board of directors to pursue alternatives that could maximize shareholder value and make informed recommendations to the Shareholders. As well, under existing legislation, in certain circumstances, a Shareholder who does not tender shares in response to a take over bid may be left with an illiquid investment or shares whose value reflect a minority discount. The Rights Plan provides a Shareholder with a mechanism to tender after the results of the take over bid are known, which is intended to ensure that a Shareholder can separate the decision to tender from the overall approval or disapproval of a particular take over bid.

The Rights Plan is designed to discourage discriminatory or unfair take over bids for the Company and gives the board time, if appropriate, to pursue alternatives to maximize value to the Shareholders, in the event of an unsolicited take over bid to acquire control of the Company. The Rights Plan will encourage an offeror to proceed by way of a Permitted Bid (as defined below), or to approach the board with a view to negotiation, by creating the potential for substantial dilution of the offeror’s position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take over bid, all Shareholders are treated equally, receive the maximum value for their investment, and are given adequate time to properly assess the take over bid on a fully informed basis. Shareholders are advised that the confirmation of the Rights Plan may preclude their consideration or acceptance of offers which are inadequate and do not meet the requirements of the Permitted Bid.

The Rights Plan is not intended to, and ultimately does not deter full and fair offers for the common shares of the Company. The effect on the Company of the adoption of the Rights Plan and the issuance of Rights (as defined below) will not, in any way, adversely alter the financial condition of the Company. The issuance of the Rights themselves is not dilutive to existing Shareholders, and will not affect the reported earnings per share, if any. The issuance of the Rights Plan does not impose any additional burden on the Company’s operations or financial capacity.

Shareholders’ rights plans have been adopted by a large number of publicly held organizations in Canada and the United States. The terms of the Rights Plan, set forth in the Rights Agreement, are substantially similar to many of those adopted by other Canadian corporations.

Terms of the Rights Plan

The terms of the Rights Plan are set out in the Rights Agreement. The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Agreement.

In order to implement the Rights Plan, the board of directors authorized the Company to issue one right to acquire additional shares pursuant to the formula set forth in the Rights Plan (a “Right”) in respect of each common Share outstanding as of 12:01 a.m. (Vancouver local time) on the Effective Date.

The Rights separate from the shares to which they are attached and become exercisable at a time referred to in the Rights Plan as the “Separation Time”. The Separation Time is defined as the close of business on the tenth trading day after the earliest of:

(i)	the first date of the public announcement that a person has become an Acquiring Person (as defined below); or

(ii)
the date of the commencement or first public announcement in respect of a take over bid to acquire twenty (20%) percent or more of the common shares, other than by an acquisition pursuant to a Permitted Bid (as defined below).

The Rights Plan defines an Acquiring Person as one who, including others acting jointly or in concert, acquires twenty (20%) percent, or more of the issued common shares, other than by way of a Permitted Bid or a competing Permitted Bid. Upon such acquisition or announcement of a take over bid (defined in the Rights Plan as a “Flip-in Event”), the Rights held by the Acquiring Person become null and void. After the Separation Time, each Right (other than those held by the Acquiring Person or its transferees) will permit the holder thereof to purchase at the exercise price of the Rights that number of common shares having an aggregate Market Price equal to twice the exercise price of the Rights. The “Market Price” will be equal to the average twenty (20) trading day closing price preceding the date of the Flip-in Event. The reporting of earnings per share on a fully diluted or non-diluted basis will be affected by the exercise of the Rights. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip- in Event may suffer substantial dilution.

In effect, the Rights Plan permits holders of the Rights, other than an Acquiring Person or its transferees, to acquire additional securities of the Company at a 50% discount to market value. As a result, the exercise of the Rights may cause substantial dilution to a person or group that acquires twenty (20%) percent or more of the outstanding common shares, other than by way of a Permitted Bid, or other than in circumstances where the Rights are redeemed or the board of directors waives the application of the Rights Plan and in certain other circumstances. By making a bid that conforms to the requirements of a Permitted Bid, a potential bidder can avoid the dilutive effects of the Rights Plan.

Under the Rights Plan, to qualify as a Permitted Bid, a take over bid must be made by means of a take over bid circular delivered to all holders of common shares. The take over bid must expressly state that shares issued on the exercise of any warrants, stock options, or other securities convertible into common shares after the bid is made will be eligible for tender under the bid. The take over bid must be open for acceptance for at least sixty (60) days after the bid is made, and the bid must require that only if more than fifty (50%) percent of the outstanding common shares held by independent Shareholders are deposited or tendered pursuant to the bid and not withdrawn, the bidder may take up and pay for such shares. However, public notice of this fact must be given, and the bid must then be extended for a further period of at least ten (10) business days from the date of such notice, so that other minority Shareholders may have an opportunity to tender their shares. As well, to qualify as a Permitted Bid, the bid must permit withdrawal of deposited shares at any time.

These requirements enable each Shareholder to decide to tender the shares based solely upon the merits of the bid. A Shareholder need not be influenced by the likelihood that a bid will succeed. If more than fifty (50%) percent of the outstanding common shares have been tendered to a bid, a Shareholder who has not already tendered to that bid or to a competing bid will have a further then (10) business days to decide whether or not to tender his or her shares to the original bid or the competing bid.

In reaching the decision to implement the Rights Plan, the board of directors considered its duties and responsibilities to the Company. The board of directors received the advice of its legal advisers, Salley Bowes Harwardt LC, as to relevant legal considerations. In addition, the board of directors reviewed the experiences of other Canadian companies in adopting shareholders’ rights plans, and investors’ and regulatory concerns with existing shareholders’ rights plans.

The Rights Plan has a term of eight (8) years, subject to ratification by the Shareholders at the Meeting, being the first meeting of the Shareholders of the Company following the Effective Date of the Rights Plan. The resolution for the Rights Plan must be approved by a majority of the votes cast at the meeting, in person or by proxy, by the independent Shareholders of the common shares. For this purpose, “independent Shareholders” mean Shareholders who are not an Acquiring Person, an offeror under a take over bid, their associates or affiliates, or any person acting jointly or in concert with such persons.

Transferability

Prior to the Separation Time, a legend will be imprinted on new certificates for common shares, which will evidence the Rights. Rights are also attached to such shares outstanding of the Effective Date, even though the share certificates issued prior to that date will not bear such legend. Prior to the Separation Time, Rights will not be transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by Right certificates, which will be transferable and traded separately from the shares.

Waiver by Board of Directors

The Company’s board of directors may, in good faith, at any time prior to a Flip-in Event, waive the dilutive effects of the Rights Plan. In respect of a particular Flip-in Event, the board of directors may also waive the Rights Plan in respect of a Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person who inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than twenty (20%) percent of the total outstanding common shares within fourteen (14) days or such other period as may be specified by the board. Prior to the occurrence of a Flip-in Event, the board of directors may, at its option, elect to redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 per Right.

The board of directors has unanimously approved the Rights Plan and recommends that the Shareholders vote for the resolution to approve the Rights Plan. Proxies received in favour of management will be voted for the approval of the Rights Plan, unless a Shareholder has specified in the proxy that his or her shares are to be voted against such resolution.

VII. Advance Notice Provision

It is proposed to amend the Articles to provide for advance notice of shareholder nominees for election of directors (the “Advance Notice Provision”), which will: (i) facilitate orderly and efficient annual general or, where the need arises, special, meetings; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. The exact text of the Articles for the Advance Notice Provision is set out as Article 14.12, a copy of which is attached as Schedule “B” to this Information Circular.

Purpose of the Advance Notice Provision

The purpose of the Advance Notice Provision is to provide shareholders, directors and management of the Company with direction on the procedure for shareholder nomination of directors. The Advance Notice Provision is the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

Effect of the Advance Notice Provision

Subject only to the Business Corporations Act (British Columbia) (“BCBCA”), only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCBCA, or a requisition of the shareholders made in accordance with the provisions of the BCBCA; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in the Advance Notice Provision and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in the Advance Notice Provision.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Company at the principal executive offices of the Company.

To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be made: (a) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day after the Notice Date in respect of such meeting; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement (as defined below) of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth: (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and Applicable Securities Laws (as defined below). The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Provision; provided, however, that nothing in the Advance Notice Provision shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the BCBCA. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

For purposes of the Advance Notice Provision: (a) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and (b) “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

Notwithstanding any other provision of the Advance Notice Provision, notice given to the Secretary of the Company pursuant to the Advance Notice Provision may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in the Advance Notice Provision.

At the Meeting, Shareholders will be asked to approve, with or without amendment, a special resolution (the “Advance Notice Resolution”), to adopt the Advance Notice Provision as part of the Articles of the Company. The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The existing Articles of the Company are hereby altered and amended by inserting as Article 14.12, the Advance Notice Provision.

2. Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution.”

Approval of the Advance Notice Resolution will require the affirmative votes of the holders of not less than two‐thirds of the votes cast at the Meeting in respect thereof.

Management of the Company recommends that Shareholders vote in favour of the Advance Notice Resolution altering the Articles of the Company. Unless the Shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be voted against the special resolution altering the Articles of the Company, the persons named in the enclosed form of proxy will vote FOR the resolution.

EXECUTIVE COMPENSATION

Please see Form 51-102F6 Statement of Executive Compensation attached to this Information Circular as Schedule “A”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only compensation plan of the Company under which equity securities are currently authorized for issuance is the fixed Stock Option Plan. The table below summarizes information in relation to the Common Shares reserved for issuance under the Stock Option Plan as of December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under the Stock Option Plan (excluding securities reflected in column (a))
Stock Option Plan (approved by security holders)	2,480,000	$1.81	232,742

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any degree, performed by a person or persons other than the directors or executive officers of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No Informed Persons of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) reporting issuers in those jurisdictions which have adopted NI 52-110 are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.	Purpose of the Committee

1.1
The purpose of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1
At least one Member must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	At least one Member of the Audit Committee must be “independent” as defined under NI 52-110, while the Company is in the developmental stage of its business.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1
The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)
performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1
The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board of Directors and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2
The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.	Funding of Auditing and Consulting Services

9.1
Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor

10.1
At this time, due to the Company's size and limited financial resources, the Corporate Secretary, of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1
At this time, due to the Company's size and limited financial resources, the Corporate Secretary of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of theCompany at any time, acting reasonably.

13.2
The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the AuditCommittee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Name	Independent (1)	Financially Literate(2)	Education and Experience
Jasman Yee	No	Yes	Metallurgical Engineer
Gary Robertson	Yes	Yes	Certified Financial Planner and director of several reporting issuers
Andrew Kaplan	Yes	Yes	Business and Financial Consultant.

(1)
A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non- audit related services provided to the Company or its subsidiaries (if any) are as follows:

FINANCIAL YEAR ENDING	AUDIT FEES	AUDIT RELATED FEES(2)	TAX FEES(3) (1)	ALL OTHER FEES(4)
December 31, 2012(1)	$115,000	$4,500	$2,600	$4,000
December 31, 2011	$84,880	$5,900	$2,600	$4,000

(1)	Estimated
(2)	Travel and expenses
(3)	Preparation of corporate tax returns
(4)	Form 20-F advisory and review services

Exemption

The Company has relied upon the exemption provided by section 6.1 of NI 52-110, which exempts a venture issuer from the requirement to comply with the restrictions on the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form as prescribed by NI 52-110. The Company is a “venture issuer” as that term is defined under NI 52-110.

General

CORPORATE GOVERNANCE

The Board of Directors believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non- prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board of Directors is currently comprised of five directors. The size and experience of the Board of Directors is important for providing the Company with effective governance in the mining industry. The Board of Directors’ mandate and responsibilities can be effectively and efficiently administered at its current size. The Board of Directors has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting.

The Board of Directors has considered the relationship of each director to the Company and currently considers three of the five directors to be “ unrelated” (Messrs. Baybak, Robertson, and Kaplan). “ Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

Procedures are in place to allow the Board of Directors to function independently. At the present time, the Board of Directors has experienced directors that have made a significant contribution to the Company’s success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company. Committees meet independent of management and other directors.

Directorships

Certain of the directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuers
David Wolfin	Berkley Resources Inc. Bralorne Gold Mines Ltd. Coral Gold Resources Ltd. Cresval Capital Corp. Gray Rock Resources Ltd. Great Thunder Gold Corp.
Gary Robertson	Bralorne Gold Mines Ltd. Coral Gold Resources Ltd. Levon Resources Ltd. Great Thunder Gold Corp. Sage Gold Ltd.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company’s offices and, from time to time, are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board of Directors has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board of Directors in which the director has an interest have been sufficient to ensure that the Board of Directors operates independently of management and in the best interests of the Company.

The Board of Directors has also adopted a formal Code of Ethics (the “Code”) and the Code is applied to all directors, officers and employees. The Code of Ethics is available at the Company’s website at www.avino.com.

Nomination of Directors

The Board of Directors considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board of Directors’ duties effectively and to maintain a diversity of view and experience.

The Governance and Nominating Committee review/recommend matters to the Board of Directors with respect to the governance and nominating matters. In this regard, the purpose of the Committee is to:

i.	manage the corporate governance system for the Board of Directors;

ii.	assist the Board of Directors to fulfill its duty to meet the applicable legal, regulatory and (self- regulatory) business principles and ' codes of best practice' of corporate behaviour and conduct;

iii.	assist in the creation of a corporate culture and environment of integrity and accountability;

iv.	monitor the quality of the relationship between the Board of Directors and management of the Company;

v.	review the Chief Executive Officer' s succession plan;

vi.	recommend to the Board of Directors’ nominees for appointment of the Board;

vii.	lead the Board of Directors' annual review of the Chief Executive Officer' s performance; and

viii.	annually review and set an agenda of the Board of Directors on an ongoing basis.

The Governance and Nominating Committee currently consists of three directors, Messrs. Yee, Robertson and Baybak, two of the three directors to be “ unrelated” (Messrs. Baybak and Robertson). .

The charter of the Governance and Nominating Committee is available at the Company’s website at www. avino. com

Compensation

The Compensation Committee recommends to the Board of Directors the compensation of the Company’s Directors and the Chief Executive Officer which the Compensation Committee feels is suitable. Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company.

The Compensation Committee consists of four directors, Messrs. Yee, Robertson, Kaplan, and Baybak, three of the four directors to be “ unrelated” (Messrs. Baybak, Robertson, and Kaplan).

The charter of the Compensation Committee is available at the Company’s website at www. avino. com

Assessments

Due to the minimal size of the Company's Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

OTHER MATTERS

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 900 - 570 Granville Street, Vancouver, B.C., V6C 3P1 to request copies of the Company’s financial statements and management and discussion and analysis of financial results. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

BOARD APPROVAL

The contents of this Information Circular have been approved and this mailing has been authorized by the directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

By Order of the Board of Directors

AVINO SILVER & GOLD MINES LTD.

“David Wolfin”
_______________________________
David Wolfin, President, CEO and Director

SCHEDULE “ A”

Form 51-102F6

Statement of Executive Compensation

(for the financial year ended December 31, 2012)

AVINO SILVER & GOLD MINES LTD.

For purposes of this Statement of Executive Compensation, “ named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“ CEO” );

(b)	the Company’s chief financial officer (“ CFO” );

(c)
each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total compensation exceeded $150, 000; and

(d)
any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

each a “ Named Executive Officer” (“ NEO” ).

Based on the foregoing definition, during the last completed fiscal year of the Company, the Company had three Named Executive Officers, namely, David Wolfin, Chief Executive Officer; Malcolm Davidson, Chief Financial Officer (appointed on March 5, 2012); and Lisa Sharp, former Chief Financial Officer who resigned on March 5, 2012.

1) COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to its executive officers. The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The three components of the compensation package are included to enable the Company to meet different objectives. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

The compensation of the executive officers is reviewed and recommended for Board approval by the Company’s Compensation Committee. Although the Board has not formally evaluated the risks associated with the Company’s compensation policies and practices, the Board has no reason to believe that any risks that arise from the Company’s compensation policies and practices are reasonably likely to have a material impact on the Company.

The members of the Compensation Committee are Gary Robertson (Chair), Michael Baybak, Jasman Yee and Andrew Kaplan, all of whom are independent, except for Jasman Yee, applying the definition set out in Section 1. 4 of NI 52-110 since he provided consulting services to the Company.

The general objectives of the Company’s compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b)	align management’s interests with the long term interests of shareholders;

(c)	provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and

(d)
ensure that the total compensation package is designed in a manner that takes into account the Company’s present stage of development and its available financial resources. The Company’s compensation packages have been designed to provide a blend of a non-cash stock option component and a reasonable salary. In addition, extraordinary efforts which enhance shareholder value are rewarded with cash bonuses.

Other than discussed above, the Company has no other forms of compensation. Payments may be made from time to time to individuals [directors] or companies that they control for the provision of consulting services which may be deemed a form of compensation. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Incentive Stock Option	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

2) SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended December 31, 2012 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share- based awards ($)1	Option-based awards ($)2	Non-equity incentive plan compensation ($)3	Pension value ($)4	All other compensation ($)	Total compensation ($)
DAVID WOLFIN(5) President, CEO & Director	2012	$150,000	NIL	NIL	NIL	NIL	NIL	$150,000
	2011	$145,500	NIL	$1,058,200	150, 000	NIL	NIL	$1, 353,700
	2010	$96,000	NIL	$65,300	NIL	NIL	NIL	$161,300
MALCOLM DAVIDSON CFO*	2012	$32,378	NIL	NIL	NIL	NIL	NIL	$32,378
	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A
LISA SHARP Former CFO*	2012	$9,063	NIL	NIL	NIL	NIL	NIL	$9,063
	2011	$27,521	NIL	$124,600	NIL	NIL	NIL	$152,121
	2010	$20,992	NIL	$18,300	NIL	NIL	NIL	$39,292

1 The Company does not currently have any share-based award plans.
2 The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model. There were no new option based awards issued during the year.
3 The Company’s sole non-equity incentive plan is the payment of a discretionary cash bonus.
4 The Company does not have any pension plans.

5 On June 24, 2010, Mr. David Wolfin was appointed CEO. Mr. David Wolfin’s salary was paid to Intermark Capital Corp. , a private BC corporation controlled by David Wolfin.

*Ms. Lisa Sharp resigned as CFO on March 5, 2012 and Mr. Malcolm Davidson was appointed as CFO on the same date.

Annual Base Salary

Base Salary for the NEOs is determined by the Board based upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison of the remuneration paid by other reporting issuers similar in size and within the industry and review of other publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the NEOs is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee as part of the annual review of executive officers. The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase is in the sole discretion of the Board and Compensation Committee.

Non-Equity Incentive Plan Compensation

One of the three components of the Company’s compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives. The Company does not have a long- term incentive plan.

Option Based Awards

An Option Based Award is in the form of the grant of an incentive stock option. The objective of the incentive stock option is to reward NEOs’, employees’ and directors’ individual performance at the discretion of the Board of directors upon the recommendation of the Compensation Committee.

The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase up to 2,750,000 shares. For details of the Plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular.

The Plan is administered by the Compensation Committee. The process the Company uses to grant option-based awards to NEOs is based upon the recommendations of the Compensation Committee.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the NEOs which the Committee feels is suitable. All previous grants of option-based awards are taken into account when considering new grants.

3) INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at December 31, 2012:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)1	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
DAVID WOLFIN President, CEO & Director	65,000	$0.75	Feb. 27, 2013	$69, 550	Nil	Nil	Nil
	15,000	$0.81	Jan 14, 2015	$15, 150	Nil	Nil	Nil
	95,000	$1.05	Sept 10, 2015	$73, 150	Nil	Nil	Nil
	410,000	$2.30	Jan 18, 2016	N/A	Nil	Nil	Nil
	360,000	$2.00	Sept 30, 2016	N/A	Nil	Nil	Nil
MALCOLM DAVIDSON CFO	20,000	$2.30	Jan 18, 2016	N/A	Nil	Nil	Nil
	40,000	$2.00	Sept 30, 2016	N/A	Nil	Nil	Nil

(1) In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2012 and the exercise price of the option. The closing market price for the Company' s common share as at December 31, 2012 was $1.82 per common share.

Incentive plan awards – value vested or earned during the year

An “ incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “ incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended December 31, 2012:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin President, CEO and Director	Nil	Nil	Nil
Malcolm Davidson CFO	Nil	Nil	Nil
Lisa Sharp Former CFO	Nil	Nil	Nil

(1)The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4) PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Use of Financial Instruments

The Company does not have in place policies which restrict the ability of directors or executive officers to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in mar ket value of equity securities granted as compensation or held, directly or indirectly, by a director or executive officers. Any such purchases would be subject to applicable insider reporting requirements.

5) TERMINATION AND CHANGE OF CONTROL BENEFITS

On January 1, 2013, the Company entered into a consulting agreement with Intermark Capital Corporation, a company owned by David Wolfin, which contains certain provisions in connection with termination of employment or change of control.

The Agreement can be terminated at any time prior to the expiry of the term, as follows:

a)	by Mr. Wolfin electing to give the Company not less than 3 months prior notice of such termination;

b)	by the Company electing to give Mr. Wolfin 3 months prior notice of such termination along with a termination payment equal to the annual consulting fee; and

c)
by Mr. Wolfin electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if Mr. Wolfin so elects to terminate this Agreement, then Mr. Wolfin will be entitled to a termination payment equal to the annual consulting fee within thirty (30) days of the date of termination.

A Change of Control shall be deemed to have occurred when:

i)
any person, entity or group becomes the beneficial owner of 20% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors, and such person, entity or group uses such effective voting control to change a majority of the Board of Directors of the Company, either all at once or through any series of elections and appointments when considered together; or

ii)
completion of the sale or other disposition by the Company of all or substantially all of the Company's assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, other than:

iii)
a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

iv)
a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

6) DIRECTORS COMPENSATION

The following table sets forth the value of all compensation paid to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended December 31, 2012:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Michael* Baybak	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Gary* Robertson	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Jasman Yee	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Andrew* Kaplan	$4,500	NIL	NIL	NIL	NIL	NIL	$4,500

*Independent & Non-Employee Directors

No director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors except for the granting of stock options; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX Venture Exchange (the "TSX-V").

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at December 31, 2012:

	Option-based Awards					Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)(1)
Michael Baybak	25,000 15,000 20,000 100,000 40,000	$0.75 $0.81 $1.05 $2.30 $2.00	Feb 27, 2013 Jan 14, 2015 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016	$26,750 $15,150 $15,400 Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Gary Robertson	25,000 15,000 30,000 100,000	$0.75 $0.81 $1.05 $2.30	Feb 27, 2013 Jan 14, 2015 Sept 10, 2015 Jan 18, 2016	$26,750 $15,150 $23,100 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
	60,000	$2.00	Sept 30, 2016	Nil	Nil	Nil	Nil
Jasman Yee	15,000 30,000 100,000 60,000	$0.75 $1.05 $2.30 $2.00	Sept 22, 2014 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016	$16,050 $23,100 Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Andrew Kaplan	20,000 5,000 40,000	$2.00 $2.30 $2.00	Dec 9, 2013 Jan 18, 2016 Sept 30, 2016	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards”above.

(2)
The in-the-money option value is the difference between the market value of the underlying securities as at December31, 2012 and the exercise price of the option. The closing market price of the Company’s common shares as at December 31, 2012 was $1.82 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended December 31, 2012:

Name (1)	Option-based awards – Value vested during the year ($) (2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Baybak	Nil	Nil	Nil
Gary Robertson	Nil	Nil	Nil
Jasman Yee	Nil	Nil	Nil
Andrew Kaplan	Nil	Nil	Nil

(1)	For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

SCHEDULE “B”

Advance Notice Provision

AVINO SILVER & GOLD MINES LTD.

The Articles of the Company will be amended by inserting the following as Article 14.12:

14.12 Nominations of Directors.

(1)
Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)	by or at the direction of the board, including pursuant to a notice of meeting;

(b)
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of theBusiness Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(c)
by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this Article 14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Article 14.12.

(2)
In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Company at the principal executive offices of the Company.

(3)	To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be made:

(a)
in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day after the Notice Date in respect of such meeting; and

(b)
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement (as defined below) of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(4)	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of theCompany must set forth:

(a)
as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below); and

(b)
as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to theBusiness Corporations Act and Applicable Securities Laws (as defined below).

(5)
The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(6)
No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 14.12; provided, however, that nothing in this Article 14.12 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of theBusiness Corporations Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(7)	For purposes of this Article 14.12:

(a)
“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(b)
“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(8)
Notwithstanding any other provision of this Article 14.12, notice given to the Secretary of the Company pursuant to this Article 14.12 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(9)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 14.12.